UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 4, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Motorcar Parts of America, Inc.

File No. 1-33861 - CF#27843

_____

Motorcar Parts of America, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 24, 2012, as amended on a Form 8-K/A filed on April 4, 2012.

Based on representations by Motorcar Parts of America, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through January 17, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel